Contact

www.linkedin.com/in/eddiefieldhouse (LinkedIn)

Top Skills

Collaboration
Information Design
Social Design

Eddie Fieldhouse

Creative. Resource-Aware Solutions Developer. Designer. Artist. Founder of the Kentucky Hug

Prospect, Kentucky, United States

Summary

Eddie Fieldhouse is creative, resourceful, and progressive, empowering him to flourish amidst any environment. With a high degree of professionalism and empathy he relates to a broad range of diverse backgrounds making him an excellent leader.
He delivers state-of-the art resource-aware solutions to improve consumer experiences. He has a proven track record managing sales, marketing, and brand development. As an avid learner he is data-driven, methodical and intentional in his approach and work.

Experience

The Kentucky Hug

Chief Executive Officer

July 2022 - Present (1 year 3 months)

Louisville, Kentucky, United States

The Kentucky Hug is a Slingshot Ventures startup company in partnership with Eddie Fieldhouse. This web and mobile app centralizes and showcases available distillery experiences from across Kentucky. The Kentucky Hug works with distilleries to centralize their various Bourbon experiences and available tickets, and allows users to plan and book those experiences – all in one place

Leading and developing MVP and brand development of the Kentucky Hug. Launched in the summer of 2021 as a portfolio company of Slingshot Ventures, The Kentucky Hug aims to simplify the operations and management of tours and experiences throughout the state. In addition to making booking easier for consumers, The Kentucky Hug will simplify managing ticketing operations, and provide enhanced visibility into visitor data solving many of the industry's current challenges.
• Successfully managed and assisted team in the design and development of brand identity
• Assisted in aligning strategic partners and brand ambassadors for the research process for a viable MVP

• Researched and provided accurate historical data from Pegasus for financials and projections supported by numbers from state-wide research studies.
• Led team in setting up strategic interviews with stakeholders to clarify MVP
• Lead roll-out and brand development strategy
• Developed a community-based Founder's Club to allow local communities access and engagement with the development of the brand.

Pegasus Global
Marketing Director
July 2019 - January 2023 (3 years 7 months)
Louisville, Kentucky Area

Developed, designed, and managed 3 separate DBA's websites, branding, advertising campaigns, strategic partnerships, overall marketing plans and measured ROI. Piloted research in partnership with the Kentucky Distillers Association of travel and transportation markets. Following growth of each company led to the rebranding of R&R, Copper Still Tours, and Cosmopolitan Coach into one single brand-Pegasus in 2019. Developed and implemented 1 brand strategy across 4 separate websites, clarified social media presences and implemented an online retail and sales platform increasing overall revenue by 20% following rebranding and the Pandemic.
• Successfully drove sales through social media, planned and executed influencer events, managed PPC and strategic print advertising.
• Budget management in alignment with consumer needs, industry needs and brand goals
• Designed and developed all graphic design work for R&R, Cosmopolitan Coach, and Copper Still Tours.
• Selected team from Fieldtrip to develop, design and create new branding strategy for the company.
• Worked closely with Fieldtrip team, design consultants and bourbon partners to create experiences for every visitor successfully launching Pegasus.
• Managed 4 websites, 9 social media presences, and 3 retargeting campaigns
• Assisted and managed Bardstown Tourism and Nelson Co. Development over 2020 to train local transportation partners ensuring everyone was properly insured, managed and regulated by the start of the 2021 tourism season.
• Launched "Ticket Only" packages without transportation services amid the Pandemic selling out all available tickets later leading to the design and development of The Kentucky Hug.
• Developed and managed strategic partnerships with:

o Louisville Tourism, Bardstown Tourism, Kentucky State Tourism, Lexington Tourism, Versailles Tourism and others
o Horse Country
o Louisville Slugger and Bat Factory
o Churchill Downs
o 73 Distillery Partnerships

Copper Still Tours

Manager/Owner

July 2016 - July 2019 (3 years 1 month)

Louisville, Kentucky, United States

Developed and launched Copper Still Tours following 3 years of research and development under R&R Limousine and Cosmopolitan Coach and in partnership with the Kentucky Distillers Association and the Kentucky Bourbon Trail. Led and managed development, design, and strategy for Copper Still Tours which providing destination management services to perspective Kentucky travelers. Designed and created all tours, experiences, and exclusives. Successfully launched training program for tour guides and chauffeurs covering history of Native American, First Nations, African American, Queer, and general American history and how it connects and leads to America’s first and only native product. Led and managed a team to create and design experiences for over 60,000 people a year for 3 years. Increased average customer spend from $175 per person in 2016 to well over $835 per person in the first year.

• Developed, designed, and marketed Copper Still Tours
• Created and implemented training programs for chauffeurs and tour guides
• Consulted with Louisville Tourism to create and develop the CTA Louisville program and content
• Connected and assisted 23 distilleries to implement and install online booking services who prior were using call ahead reservations and paper notes.
• Developed, led, managed and curated custom tour experiences for over 200,000 Kentucky visitors in the first 3 years.
• Successfully launched, led, managed and curated public/group tours
• Developed exclusive partnerships with hotels, restaurants, distilleries and historical experiences leading later to partnerships with tourism departments and communities throughout Kentucky.
• Worked closely with the KDA to implement and promote safe rides campaigns and responsibility campaigns

• Set up and designed food and drink programs on tours to promote cocktails over neat pours, provide snacks, protein heavy foods, and mixers; further assisting travelers to have both a memorable and responsible time.

R & R Limousine
Services Developer
February 2013 - July 2016 (3 years 6 months)
4403 Kiln Ct, Louisville KY 40218

Consulted with ownership at R&R Limousine while in Baltimore, Maryland assisting in the development of a tourism department focused on providing Kentucky-themed tours and experiences. Successfully launched tour reservation services and moved full-time to Louisville in the beginning of 2014. Reviewed, researched, and measured operating procedures, streamlined policies and re-organized management. Assisted in brand strategy and later developing a bourbon tour program under R&R Limousine. Successfully grew bourbon tour business leading to the development of Copper Still Tours as a stand alone brand focused on destination management services for Kentucky travelers.

• Operations
• Dispatch
• Livery Coach and Airport online retail
• Research
• Organization restructuring
• Policy development
• Social Media strategy

Street Moda, LLC
Listing Coordinator and Photographer
February 2014 - May 2015 (1 year 4 months)

Scheduled photo-shoots, found talent and models, listed products on services such as Amazon, online store and others.
Assisted team to photograph, list and publish new inventory
Helped ownership condense operations and track incoming inventory
Managed, designed and ran photo shoots
Created opportunities for upselling through pairing excess inventory with top selling products

Parks and People Foundation
Great Parks,Clean Streams and Green Communities Intern
November 2013 - May 2014 (7 months)
800 Wyman Park Drive, Baltimore MD

Helping to improve the physical, social and environmental quality of neighborhoods through greening activities and forming networks among communities to sustain natural resources.

Volterra Restaurant
Server
November 2013 - February 2014 (4 months)
Frederick MD

Yellow Dog Tavern
Bartender
August 2012 - July 2013 (1 year)

• Strong oral and written communication skills
• In-depth knowledge of adhering to business standards
• Possess a true desire to satisfy the requirements of others in a fast paced environment
• Superb attention to detail while keeping in focus the broader picture
• Over 2 years of experience in bar setting, as bar back and bartender
• Demonstrated ability to provide guests with genuine hospitality and exceptional service
• Interacted with patrons in a professional, welcoming, and hospitable manner worked on creating strong guest relationships to maintain regulars and customer retention.

Chazz: A Bronx Original
Server
May 2011 - September 2012 (1 year 5 months)

Bambeco
Marketing Intern
June 2010 - October 2010 (5 months)

Marketing Intern for Bambeco: Helped design a 5 year SEO and social media marketing scheme to limit paid advertising for a company that sells and distributes eco-conscious home decor and furnishings. (April 10- Oct. 10) to read more on this and view an interactive resume please go to www.eddiefieldhouse.com/resume

Education

The Maryland Institute College of Art

Bachelor of Arts (BA), Environmental Design/Architecture · (2009 - 2013)

Ballard High School

· (2005 - 2009)